UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    AMENDMENT
                                     FORM 3


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934, Sections 17(a) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 30(f) and 38 of the Investment Company Act of 1940, and the rules and regulations thereunder.

Disclosure of information specified on this form is mandatory, except for disclosure of the I.R.S. identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the form. The information will be used for the primary purpose of disclosing the holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the federal securities laws and rules.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person

Farrar          David               C.
--------------------------------------------
(last)          (First)         (Middle)



12885 North Research Blvd, Suite 202
--------------------------------------------
                (Street)


Austin           Texas          78750
--------------------------------------------
(city)          (State)         (Zip)



2. Date of Event Requiring Statement
   (month/Day/Year)

   03/04/2001
-------------------------------------------


3. I.R.S. Identification Number of Reporting Person if entity (voluntary)

   N/A
--------------------------------------------


4. Issuer Name And Ticker/Symbol

  Referral Holdings Corporation /  N/A
------------------------------------------------


5. Relationship of Reporting Person(s) to Issuer
   (check all applicable)

                                   X
   ------Director  ----10% Owner ------Officer  ---Other(specify)
                                 (give title below)

                             Chief Financial Officer
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6. If Amendment, Date of Original (Month/Day/Year)

   N/A
--------------------------------------------------

7. Individual or Joint/Group Filing (check Applicable Line)


  X    Form filed by one Reporting Person
-----


       Form filed by More than One Reporting Person
-----


TABLE I - Non-Derivative Securities Beneficially Owned


-----------------------------------------------------------------------
1. Title of Security    2. Amount of Securities       3. Ownership
   (Instr. 4)              Beneficially Owned          Form: Direct
                           (Instr. 4)                 (D) or Indirect
-----------------------------------------------------------------------
Common Stock                  1,093,873                   Direct


4. Nature of Indirect Beneficial Ownership
   (Instr. 5)

  N/A
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TABLE II -  Derivative  Securities  Beneficially  Owned (e,g,  puts,  calls, warrants, options, convertible securities)

1. Title of Derivative Security
   (Instr. 4)

Reporting Person does not own any Derivative Securities
---------------------------------------------------------------------




/s/ David C. Farrar                    04/27/2001
-----------------------------          ----------
Signature of Reporting Person           Date